SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

27 March 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 27 March 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

          Protherics initiates OncoGel™ phase 1/2 brain cancer study

London, UK; Brentwood, TN, US; 27 March 2007 - Protherics PLC ("Protherics" or
the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces the enrolment of the first patient in a clinical study to investigate the use of OncoGel™, a novel formulation of paclitaxel for local administration, as an adjuvant treatment to surgical removal of the tumour in patients with recurrent glioblastoma multiforme (GBM).

GBM is the most common and most aggressive primary brain tumour, affecting between 18,000-20,000 patients in the US and EU per annum.  After initial surgical resection and radiation therapy, the cancer recurs in approximately 90%
of patients, typically at the site of the original tumour.  Overall prognosis is poor for these patients, with most surviving less than one year after diagnosis.

OncoGel™ is a localised therapy designed to achieve a high concentration of paclitaxel, a proven and widely used cytotoxic agent, at the site of the tumour for up to six weeks.  Protherics believes that GBM tumours are ideally suited to treatment with OncoGel™ because they are known to be sensitive to paclitaxel and typically do not metastasize to other parts of the body. OncoGel™ may have applications in the treatment of non-resectable brain tumours, or may be used in conjunction with surgery to destroy any tumour remaining and thus potentially extend patient survival.

The current study will investigate the safety and tolerability of OncoGel™
administered into the cavity produced through surgical removal of the tumour.
The open-label, multi-centre, dose escalation study is being conducted at four centres in the US and will enrol up to 36 patients who have recurrent glioma for which surgical removal of >95% of the tumour is planned. The study will specifically investigate any adverse changes in neurological performance or other side effects that might be related to intracranial OncoGel™
administration at up to six different dose levels. Data from this study will determine the dose to be used in future studies of patients with primary or recurrent GBM. Protherics expects to have preliminary data available from the first dose cohort in the second half of 2007, and data from all patients at the end of 2008.

Andrew Heath, CEO commented:

"OncoGel has already produced encouraging phase 2a data in oesophageal cancer, and we are excited about starting an additional clinical study in brain cancer, a disease with a terrible prognosis but one which is highly applicable to localised therapy with OncoGel."

                                   |  Ends  |

For further information please contact:

Protherics
Andrew Heath, CEO                                          +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs                +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                     +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                            +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                    +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About OncoGel™

OncoGel™ is a novel locally-administered, sustained-release formulation of paclitaxel, an established chemotherapeutic for the treatment of solid tumours.
OncoGel™ is designed to release paclitaxel into the tumour or tumour resection cavity continuously, over four to six weeks, to achieve a far greater concentration of paclitaxel in the tumour compared to that achieved when administered intravenously at the maximum tolerated dose. Additionally, only low systemic levels of paclitaxel are observed, minimising systemic side effects.

For more information, visit http://www.protherics.com/products/cancer.aspx

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer. The Company's strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline.

Protherics potentially has two major market opportunities in its critical care franchise. CytoFab™ is being developed by AstraZeneca for the treatment of severe sepsis, and an expanded phase 2 study is planned to start in 2007. In addition, Protherics is currently undertaking a phase 2b study with Digoxin
Immune Fabs in the treatment of pre-eclampsia, which is expected to report in
2007.

The Company has four cancer products in development: Voraxaze™ which is an adjunct to high dose methotrexate therapy currently in pre-registration in the
US and EU; OncoGel™, a novel formulation of paclitaxel in phase 2a development for the management of oesophageal cancer and for the treatment of primary brain cancer; Prolarix™, a targeted cancer therapy for the treatment of primary liver cancer and other select tumours, which is currently in a phase
1 study; and acadesine, a novel selective therapy for the treatment of B-cell chronic lymphocytic leukaemia, which is being prepared to enter a phase 1/2 study in mid 2007.

The Company is also developing its Angiotensin Therapeutic Vaccine for the treatment of hypertension, where encouraging phase 2a results have already been demonstrated and a further phase 2a study is planned with an improved formulation in 2007.

The majority of the Company's sales revenues (£17.7m in the year ended 31 March
2006) are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.
Protherics' goal is to develop and attract additional critical care and cancer products for its own sales and marketing teams to distribute in the US and
Europe.

With headquarters in London, the Company has approximately 260 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.